



ecarra
RIDES THAT MATTER

@ridesthatmatter | ecarra.com

The Problem







Inconsistent ride hailing experiences

Carbon Emissions

Lack of sustainable transportation

Rides That Matter To You

Safe, scheduled, sustainable rides


12:51
North Lakes Park
Texas Woman's University
Denton
Reserve a Ride
Next Available: Today around 1:00PM
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No More Assignments Today

- Customized experiences reserved by appointment
- Vetted driver team with eCarra aligned values
- Tree planted for every ride & emission savings tracking

Total Members	Trees Planted
1,500+	3,500+

Our Market

We delivered **$85k+** in revenue so far in 2019 with less than **$1,000** marketing spent

Global Market spend by 2025

$350B

National Corporate Travel

$597.4M

Number of travelers through DFW per year

75M

MaaS Market Growth

The mobility as a service market is **projected to grow at a CAGR of 31.7% from 2020 to 2030**, and the market size is expected to grow from **USD 6.8 billion in 2020 to USD 106.8 billion by 2030**. MaaS offers efficient solutions to move traffic in more convenient, faster, and less expensive manner.



MOBILITY AS A SERVICE MARKET, BY REGION (USD BILLION)

Revenue Model

Service for a fee







$1.90 Per Mile   Rev Per Day $400+   Net Rev 40%+

Where We Are Today



2019 Revenue

Funding to date
$215k

Gross Revenue to date
$85k

Total Rides
+3,500

Member Retention
98%

Why Now?



"Great return trip. Great experience with Ecarra overall. I will definitely spread the word about this great service and company."

ROY C.




"Just found out about eCarra after my husband used them from the airport yesterday--he found out from a colleague. Was surprised by the cost! We've been frustrated by inexperienced Uber/Lyft drivers in the past. So glad there's a much better and greener alternative!"

ASAN M.




"My driver was great. Experience was very smooth. I will definitely use again soon! I only wish I had the option to give my driver a tip in the app."

AMANDA C.




"It was mind blowing and so glad I made the sound decision to try something new and positive. I am a huge share rider and will most definitely use eCarra moving forward for both business and personal usage. I do like the personal touch or feel of it and vip exclusivities style."

VERONICA G.


Use of Funds



60%

Marketing

Local Events
Digital
PR

20%

Staffing

Sales Reps
Coordinators
Operations

20%

Tech

Operating Costs
Corporate Partners

Meet the Team



Rock Robinson CEO - Co Founder
Serial entrepreneur, addicted to tech, master problem solver,
Builder | Learner | Disruptor | Leader | Visionary | Giver |
Father | Hacker



Kevin Shea Co Founder
Known as a builder and routinely demonstrating the ability to bring
company's services and products to broader markets.
Over 25 years experience in service business



Mike Carpenter CTO
Full stack developer, owns a Tesla Model 3 and is
basically a unicorn and usually the smartest person
in the room



Dink Davis - Strategic Partner
Owner and President of the largest retailer of
Tesla's in Texas.



Katie Wallace Marketing Manager
extreme passion for sustainability and marketing, drives
growth through sustainable initiatives, events, creative
strategies, and social media content + strategy.



Dr Daren Martin VP of Culture
advise, speak, and write about how to create an
Epic Company Culture
author of " A company or owners"



Megan Zen Operations Manager
Over 10 year experience in operations and customer
service. Passionate about making an impact on or
environment.



Emily Carpenter Creative Director
Skilled in Graphic Design, Art Direction, Branding,
Product Design and Social Media.

Milestones

Due Date	Milestone
January 1, 2019	Launched Version 1.0 of the eCarra platform 200 member in 30 days
February 14, 2019	Total membership reaches 500 members
March 11, 2019	Raised $150,000	article published in local magazine
April 22, 2019	Hosted the Dallas film festival, Earth X expo and SXSW
May 15, 2019	Partnered car service for 1900 Pacific, a luxury multi family LEED residents
August 15, 2019	Total membership reaches 1300 members
September 3, 2019	Closed our first licensing deal with micro fleet in Washington DC
October 31, 2019	Highest grossing month of all time with 300 reservations
Decenber 15, 2019	Acquired Amazon corp office in Dallas as a client

Partnerships















NEXUS PMG

·1900·
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EARTHx
EXPO · CONFERENCE · FILM

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